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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 14D-1
                          TENDER OFFER STATEMENT
                            (AMENDMENT NO. 3)
                               PURSUANT TO
          SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ALLIED GROUP, INC.
                         (NAME OF SUBJECT COMPANY)

                  NATIONWIDE GROUP ACQUISITION CORPORATION
                    NATIONWIDE MUTUAL INSURANCE COMPANY
                                (Bidders)

                         COMMON STOCK, NO PAR VALUE
                       (Title of Class of Securities)

                                019220102
                   (CUSIP Number of Class of Securities)

                             W. SIDNEY DRUEN
                 SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                    NATIONWIDE MUTUAL INSURANCE COMPANY
                           ONE NATIONWIDE PLAZA
                           COLUMBUS, OHIO 43215
                         TELEPHONE: (614) 249-7111
       (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                             ERIC M. FOGEL, ESQ.
                           HAROLD W. NATIONS, ESQ.
                                HOLLEB & COFF
                       55 E. MONROE STREET, SUITE 4100
                           CHICAGO, ILLINOIS 60603
                          TELEPHONE: (312) 807-4600

        This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on May 19, 1998 by Nationwide Group Acquisition Corporation, an Ohio corporation and a wholly owned subsidiary of Nationwide Mutual Insurance Company, an Ohio mutual insurance company, to purchase all outstanding shares of common stock, no par value (the "Common Shares"), of Allied Group, Inc., an Iowa corporation, at a price of $47.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 2. IDENTITY AND BACKGROUND

        On May 28, 1998, Parent received a resignation from C. Ray Noecker, Director of the Parent.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

        On May 28, 1998, Purchaser and Parent entered into three (3) separate but virtually identical confidentiality agreements ("Confidentiality Agreements"), attached as Exhibits (g) 2, 3, and 4, with each of Company, Allied Mutual and Allied Life Financial Corporation ("Allied Life"). The Confidentiality Agreements provide, among other things, that nothing said or written during discussions held on or before June 2, 1998, may be discoverable or admissable in any court, administrative or arbitration proceeding, and will forever be kept confidential, expect as disclosure is required by applicable law.

        On May 28, 1998, representatives of Credit Suisse First Boston, financial advisors to Parent and Purchaser, Morgan Stanley & Co. Incorporated, financial advisors to Company, Donaldson Lufkin & Jenrette Securities Corporation, financial advisors to Allied Mutual, and Fox-Pitt Kelton, financial advisors to Allied Life, met in New York to discuss the Offer. Several other meetings and calls occurred among the financial advisors during May 29, 30 and 31.

        On June 1, Parent stated that it was prepared to increase the per share price of its Offer to $48.25 as part of a negotiated merger agreement. On June 1, Parent was notified that the Company's Board had determined that it was prepared in principle to recommend a transaction at that price, subject to negotiation of an acceptable transaction agreement.

        In addition, on June 1, Parent was informed that the independent committee of the Board of Allied Life was prepared in principle to recommend to the publicly-held shareholders a transaction at a per share price of $30.00, subject to negotiation of an acceptable transaction agreement.

        Also, on June 1, Parent offered to cause an extraordinary dividend of $110 million in cash to be paid to Allied Mutual Insurance Company's policyholders in connection with a proposed merger of Allied Mutual Insurance Company into Parent. Parent was notified that Allied Mutual was prepared in principle to recommend the transaction to its policyholders.

        Discussions between representatives of the Company, Allied Mutual and Allied Life and representatives of Nationwide are ongoing at this time regarding the terms of mutually acceptable agreements.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(g)(2)  Confidentiality Agreement.

(g)(3)  Confidentiality Agreement.

(g)(4)  Confidentiality Agreement.
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                               SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: June 3, 1998

                         NATIONWIDE MUTUAL INSURANCE COMPANY

                         By: /s/ David A. Diamond
                            ----------------------------------------------------
                             Name:    David A. Diamond
                             Title:   Vice President - Enterprise Controller

                         NATIONWIDE GROUP ACQUISITION CORPORATION

                         By: /s/ Mark B. Koogler
                            ----------------------------------------------------
                             Name:    Mark B. Koogler
                             Title:   Vice President - Associate General Counsel